As filed with the Securities and Exchange Commission on November 21, 2016

1933 Act File No. 333-213530

1940 Act File No. 811-08103

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.	Exact name of Trust: Nuveen Unit Investment Trust, Series 171
B.	Name of Depositor: Nuveen Securities, LLC
C.	Complete address of Depositor’s principal executive offices:

333 West Wacker Drive

Chicago, Illinois 60606

D.	Name and complete address of agents for service:

Nuveen Securities, LLC

Lucas A. Satre

General Counsel

333 West Wacker Drive

Chicago, Illinois 60606

Chapman and Cutler LLP

Morrison C. Warren, Esq.

111 West Monroe Street

Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

( )	immediately upon filing pursuant to paragraph (b)

( )	on (date) pursuant to paragraph (b)

( )	60 days after filing pursuant to paragraph (a)(1)

( )	on (date) pursuant to paragraph (a)(1) of rule 485

E.	Title of securities being registered: Units of fractional undivided beneficial interest.

F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

( X )	Check box if it is proposed that this filing will become effective on November 21, 2016 at 2 P.M. Eastern Time pursuant to Rule 487.

Nuveen Unit Investment Trust, Series 171

Nuveen Prospect Energy and Power Income Portfolio, 4Q 2016

Nuveen Prospect Income Finance Portfolio, 4Q 2016

Prospectus Part A

Dated November 21, 2016

You should read this prospectus
and retain it for future reference.

An investment can be made in the underlying funds directly rather than through the trusts.
These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the trusts.

The Securities and Exchange Commission has not
approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

OVERVIEW

     Nuveen Unit Investment Trust, Series 171 is a unit investment trust that consists of Nuveen Prospect Energy and Power Income Portfolio, 4Q 2016 (the “Prospect Energy and Power Trust”) and Nuveen Prospect Income Finance Portfolio, 4Q 2016 (the “Prospect Income Finance Trust”) (collectively referred to as the “Trusts” and individually referred to as a “Trust”). Nuveen Securities, LLC (“Nuveen” or the “Sponsor”) serves as the sponsor of the Trusts.

TERM

     The Trusts are scheduled to terminate in approximately 2 years from the inception date (the “Inception Date”).

NUVEEN PROSPECT ENERGY AND
POWER INCOME PORTFOLIO, 4Q 2016

INVESTMENT OBJECTIVE

     The Trust seeks to provide current income with capital appreciation as a secondary objective.

     You should consider your investment goals, time horizons and risk tolerance before investing in the Trust. An investment in the Trust is not appropriate for all investors and is not intended to be a complete investment program. The Trust is designed to be a part of a long-term investment strategy and not as a trading vehicle.

PRINCIPAL INVESTMENT STRATEGY

     Under normal circumstances, the Trust will invest at least 80% of the value of its total assets in the securities of issuers in the energy and power sectors. The Trust seeks to achieve its objective by investing at least 80% of its total assets in common stocks and/or preferred securities of (i) master limited partnerships (“MLPs”), energy real estate investment trusts (“Energy REITs”) and energy or energy-infrastructure companies; (ii) companies engaged in the generation, transmission, and distribution of power and electricity, including but not limited to utilities; and (iii) closed-end investment companies, which may invest in securities of MLPs, Energy REITs and energy or energy-infrastructure companies (“closed-end funds”) ((i), (ii), and (iii) together, the “Energy and Power Issuers”). These common stocks and preferred securities may be selected for the Trust if they have the capacity to generate dividend income. In addition, the Trust may invest up to 20% of its assets in managers of Energy and Power Issuers, which are corporations that invest directly or indirectly in Energy and Power Issuers.

     The securities held by the Trust may include securities of U.S. and non-U.S. companies. The common stocks of non-U.S. companies may include depositary receipts. Depositary receipts are usually in the form of American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). ADRs are U.S. dollar-denominated receipts representing shares of foreign-based issuers. ADRs are issued by U.S. banks or trust companies, and entitle the holder to all dividends and capital gains that are paid out on the underlying foreign shares. GDRs are similar to ADRs, but are shares of foreign-based issuers generally issued by international banks in one or more markets around the world.

     The Trust may invest up to 25% of its assets in MLPs. MLPs are limited partnerships or limited liability companies that are generally taxed as partnerships, with interests that trade on securities exchanges like shares of common stock. Many MLPs operate in the energy and natural resources sectors. For purposes of the investment policy to invest at least 80% of the Trust’s assets in Energy and Power Issuers, all the MLPs that count toward this 80% test will operate in the energy and power sectors.

     As of the Inception Date, Energy REITs represent 8.32% of the Trust’s assets. Energy REITs are companies that buy, develop, finance and/or manage income-producing real estate in the energy sector.

     The Sponsor has selected Prospect Capital Management LLC (“Prospect”) to serve as the Trust’s portfolio consultant. The portfolio consultant is responsible for assisting the Sponsor with the selection of the Trust’s portfolio. The Trust seeks to achieve its objective by utilizing a quantitative and qualitative selection process developed by Prospect to determine the constituents of the final portfolio. The Sponsor believes that selection of securities in accordance with this systematic methodology will provide the Trust with the opportunity to meet its investment objective.

PROSPECT CAPITAL MANAGEMENT L.P.

     Prospect is a Delaware limited partnership and is a registered investment adviser under the Investment Advisers Act of 1940. Prospect is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience. Prospect currently manages Prospect Capital Corporation, one of the two largest externally-managed BDCs with $7.1 billion of capital under management as of September 30, 2016 (including undrawn credit facilities).

SELECTION OF PORTFOLIO SECURITIES

     The securities in the Trust’s portfolio were selected 5 business days prior to the date of deposit (the “Security Selection Date”).

     The security selection process begins by identifying an initial universe of common stocks and preferred securities of Energy and Power Issuers and managers of Energy and Power Issuers. The securities in the initial universe will be traded on at least one stock exchange as of the Security Selection Date including, but not limited to, the New York Stock Exchange, the NASDAQ Stock Market, the Toronto Stock Exchange and/or the London Stock Exchange. The initial universe is then narrowed in terms of the securities included and the maximum size of a potential investment in such security by applying quantitative screens pertaining to yield, net leverage and equity market capitalization. Based on the securities that meet these quantitative screens, Prospect then evaluates each security and issuer on a variety of other factors, including, but not limited to, geographic, asset and customer concentration, key revenue drivers, commodity exposure, dividend coverage, leverage amount and ratios, credit ratings and others. Prospect then selects specific securities that it believes meets the Trust’s investment objective and the amount to invest in each such security based on the results of this review.

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objectives will be achieved. The Trust also might not perform as well as expected, which can happen for a number of reasons. The following are all the principal risks of the Trust, listed alphabetically:

     Beneficial tax treatment risk. Some of the potential tax benefits of the portfolio, such as foreign tax credits and qualified dividend status, associated with distributions from the portfolio companies are subject to frequent legislative and regulatory changes. A change in the treatment of distributions from the portfolio companies may affect the after-tax return on the investment.

     Closed-end funds risk. Shares of closed-end funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting fund’s investments and use of leverage. The Trust and the underlying funds have management and operating expenses. You will bear not only your share of the Trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the Trust incurs greater expenses that you would incur if you invested directly in the funds.

     Closed-end funds may be leveraged, which may magnify the potential for losses on amounts invested and, accordingly, may increase the volatility and/or risks associated with those securities. If the value of a closed-end fund’s assets decreases, leveraging could cause net asset value to decline more sharply than it otherwise would have had such closed-end fund not been leveraged. The cost of leverage is borne by the shareholders of the closed-end fund, such as the Trust.

     Depositary receipts risk. ADRs, GDRs and securities with similar characteristics as depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary.

     Holders of depositary receipts may have limited voting rights pursuant to a deposit agreement between the underlying issuer and the depositary. In certain cases, the depositary will vote the equity shares deposited with it as directed by the underlying issuer’s board of directors. Furthermore, investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipt. Moreover, if depositary receipts are converted into equity shares, the laws in certain countries may limit the ability of a non-resident to trade the equity shares and to reconvert the equity shares to depositary receipts.

     Depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.

     Dilution risk. As the Sponsor sells units, the size of the Trust will increase. The Sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. The Sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

     Dividend payment risk. An issuer of a security may be unable or unwilling to make dividend payments, which may decrease the value of your investment in the Trust. Because the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust and/or to make distributions to unitholders.

     Energy sector risk. The Trust is concentrated in the energy sector. As a result, the factors that impact the energy sector will have a greater effect on this Trust than on a more broadly diversified trust. Companies in the energy sector are subject to volatile fluctuations in price and supply of energy fuels, and can be impacted by international politics and conflicts, including the hostilities in the Middle East, terrorist attacks, the success of exploration projects, reduced demand as a result of increases in energy efficiency and energy conservation, natural disasters, clean-up and litigation costs associated with environmental damage and extensive regulation.

     Equity security risk. Equity securities may decline significantly in price over short or extended periods of time, and such declines may occur because of declines in the equity market as a whole, or because of declines in only a particular country, company, industry or sector of the market.

     Fixed portfolio risk. The Trust is a unit investment trust and, as a result, is not actively managed. Securities are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may change.

     Foreign securities risk. Foreign securities markets may have less liquidity and may be more volatile than U.S. or other securities markets, and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign issuers, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign issuers than U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign issuers are subject to different accounting, auditing and financial reporting standards and requirements than U.S. reporting companies.

     Securities prices in foreign countries are subject to the political, economic, financial and social factors of those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign issuers or investments in foreign securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

     Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Higher risk strategy. Investing in the Trust units may involve a high degree of risk and is highly speculative. The investments the Trust made in accordance with the investment objectives may result in a higher amount of risk and more volatility or loss of principal, relative to alternative investment options. Investments made by MLPs, Energy REITs, utilities companies, or other issuers whose securities are held by the Trust may be speculative and aggressive, and therefore an investment in Trust units may not be suitable for someone with low risk tolerance.

     Legislation and litigation risk. From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending, threatened or potential litigation will have on the value of the securities.

     Market risk. Security prices will fluctuate and the value of your investment may fall over time. Market values fluctuate in response to various factors. These can include stock market movements, purchases or sales of securities by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuers or perceptions of the issuers, or economic conditions in general or specific to the issuers.

     MLP risk. Most MLPs generally operate in the energy, natural resources or real estate sector and are subject to the risks generally applicable to companies in those sectors, including supply and demand risk, commodity pricing risk, depletion risk and exploration risk. There are certain tax risks associated with MLPs, including the risk that U.S. taxing authorities could challenge the Trust’s treatment for federal income tax purposes of the MLPs in which the Trust invests and legislation could impose limitations that could adversely affect the value of the MLPs in which the Trust invests or that the Trust could lose its status as a regulated investment company. Certain MLPs may be subject to additional liquidity risk due to limited trading volumes. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Trust’s investments.

     Past performance risk. Past security performance is no guide to future performance. The future prices of the portfolio securities cannot be predicted based on their historical fluctuations. The actual prices of the portfolio securities over the life of the units may bear little or no relation to the historical closing prices of the portfolio. We cannot predict the future performance of the portfolio securities.

     Portfolio consultant risk. The portfolio consultant may recommend or effect transactions in the securities included in the Trust on behalf of other clients if their portfolio objectives or constraints allow for such an action. This may have an adverse effect on the prices of the securities included in your Trust. This also may have an impact on the price the Trust pays for the securities and the price received upon unit redemptions or Trust termination.

     Real estate market and Energy REIT risk. REITs may concentrate their investments in specific geographic areas or in specific property types, such as energy infrastructure, and such REITs will be subject to the risks that affect those areas or property types. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; less of a differential between long and short term rates; changes in the global and local economic climate; energy market conditions and real estate conditions; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; casualty or condemnation losses; regulatory limitations on rents; declines in the value of energy companies, energy assets or real estate; and other factors beyond the control of the issuer of the security. Factors such as these may adversely affect companies which own and operate real estate directly, companies which lend to them, and companies which service the real estate industry.

     Return of capital risk. The Trust may make distributions that represent a return of capital for tax purposes. Such distributions are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units.

     Small- and mid-cap company risk. Stocks of small- and mid-cap companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. Small- and mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.

     Underlying securities risk. You have no shareholder rights or rights to receive shares of the portfolio securities. Investing in units of the Trust will not make you a holder of any of the portfolio securities. Neither you nor any other holder or owner of your units will have any right to vote, receive dividends, income or other distributions or any other rights with respect to such securities.

     Unitholder repurchase risk. The Trust may keep cash on hand to meet repurchase requests. As a result, the Trust may not invest all of the proceeds that it receives from the sale of units in order to retain cash to meet repurchase obligations.

     See “Investment Risks” in Part B of this prospectus for additional information.

ESSENTIAL INFORMATION
(AS OF THE INCEPTION DATE)

Public offering price
at inception	$10.00

Inception date	November 21, 2016

Termination date	November 19, 2018

Distribution date	25th day of each month
(commencing on
January 25, 2017, if any)

Record date	10th day of each month
(commencing on
January 10, 2017, if any)
Estimated net annual
distributions
(as of November 18, 2016 and
may vary thereafter)
First year	$0.6581 per unit
Second year	$0.6490 per unit

Evaluation Time	As of the close of trading of
the New York Stock
Exchange (normally 4:00 p.m.
Eastern Time. However, on
the first day units are sold, the
Evaluation Time will be as of
the close of trading on the
New York Stock Exchange or
the time the registration
statement filed with the
Securities and Exchange
Commission becomes
effective, if later.)

CUSIP Numbers

Standard Accounts
Cash Distributions	67080Y149
Reinvest Distributions	67080Y156

Fee Based Accounts
Cash Distributions	67080Y164
Reinvest Distributions	67080Y172

Portfolio Diversification

Market Capitalization	Approximate
(excluding Closed-	Portfolio
End Funds)	Percentage
Large-Capitalization	36.88%
Mid-Capitalization	29.10%
Small-Capitalization	10.82%

Sector (excluding	Approximate
Closed-End Funds)	Portfolio Percentage
Energy	43.33%
Financials	4.17%
Industrials	7.14%
Real Estate	4.15%
Utilities	18.01%

Country/Territory	Approximate
(excluding Closed-	Portfolio
End Funds)	Percentage
Great Britain	3.31%
United States	73.49%

Minimum investment	$1,000/100 units
IRA	$250/25 units

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $10 public offering price. Actual expenses may vary. You may qualify for sales charge discounts if you and your family invest at least $50,000 in the Trust or in other Nuveen Unit Investment Trusts. More information about these and other discounts, including exchange or rollover discounts, is available from your financial advisor and in “Buying Units” in Part B of this prospectus.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (1)	Unit
Initial sales fee
paid on purchase (2)	1.00%	$0.100
Deferred sales fee (3)	2.45	0.245
Creation and
development fee (4)	0.50	0.050
Maximum sales fees
(including creation
and development fee)	3.95%	$0.395
Estimated organization
costs (5)	0.80%	$0.080

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (1)	Unit
Trustee’s fee	0.105%	$0.0105
Supervisory fee	0.030	0.0030
Evaluator’s fee	0.030	0.0030
Bookkeeping and
administrative fee	0.035	0.0035
Estimated other Trust
operating expenses (6)	0.159	0.0159
Acquired Fund Fees
and expenses (7)	0.937	0.0937
Total	1.296%	$0.1296

1	Based on a unit with a $10.00 per unit public offering price as of the Inception Date.
2	The initial sales fee provided above is based on the public offering price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (as described below), the percentage and dollar amount of the initial sales fee will vary as the public offering price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
3	The deferred sales fee is a fixed dollar amount equaling $0.245 per unit. The deferred sales fee will be deducted in three monthly installments commencing March 2017 and ending May 2017 (approximately $0.0817 per unit on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

If you purchase units in the secondary market, your maximum sales fee will be 3.95% of the public offering price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 3.95% of the Public Offering Price per unit.
4	The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10.00 unit as of the Inception Date and the percentage amount will vary over time because the creation and development fee is a fixed dollar amount that does not vary with the public offering price.
5	The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months. Estimated organization costs may include the portfolio consulting fee paid to Prospect for its assistance with the Trust’s portfolio. See “Buying Units – Organization Costs” and “Trust Administration – Portfolio Consultant” in Part B of this prospectus for a description of the organization costs and for more information regarding the portfolio consultant.
6	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $7,000,000. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees, but include a licensing fee paid to Prospect for the use of intellectual property owned by Prospect or its affiliates.
7	Although not an actual trust operating expense, the Trust, and therefore the unitholders of the Trust, will indirectly bear similar operating expenses of the funds held by the Trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of closed-end fund shares held by the Trust per unit multiplied by the Annual Operating Expenses of the closed-end Funds as disclosed in publicly available information. Unitholders will therefore pay higher expenses than if the underlying closed-end funds were held directly.

EXAMPLE

     This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year at a reduced sales charge (for Standard Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus) or with the creation and development fee of $0.05 per unit and no transactional sales charge (for Fee Based Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus). The example also assumes the Trust’s operating expenses do not change and the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

	1 Year	3 Years	5 Years	10 Years
Standard Accounts	$605	$1,248	$1,914	$3,457
Fee Based Accounts	$260	$667	$1,099	$2,210

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests. In addition, an investor in a Fee Based Account may also be assessed a management fee from their investment advisor that is excluded from the example.

TAXES

     Distributions from the Trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See “Tax Status” in Part B of this prospectus for further tax information.

DISTRIBUTIONS

     On each distribution date or shortly thereafter, unitholders who have owned units as of the preceding record date will receive their pro rata share of the Trust’s estimated net annual income distributions, along with any excess capital. Dividend payments are not received by your Trust at a constant rate throughout the year. For the purpose of minimizing fluctuations in the distributions to unitholders, the trustee of the Trust, the Bank of New York Mellon (the “Trustee”), is authorized in certain circumstances to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from the subsequent income payments received by the Trust.

     You may elect to:

•	reinvest distributions in additional units of the Trust at no fee, or
•	receive distributions in cash.

     You may change an election by contacting your financial professional or the Trustee. Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest any distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of the Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, the Trust might pay a special distribution if it holds an excess amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. In addition, your Trust may pay a special distribution in order to maintain the qualification of your Trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise tax on undistributed income in the Trust. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

     Each unit of the Trust at the Inception Date represents the fractional undivided interest in the underlying securities set forth in the “Trust Portfolio” and net income of the Trust.

     Estimated annual distributions. The estimated net annual distributions are shown under the “Essential Information” section of this prospectus. We generally base the estimate of the income the Trust may receive on annualizing the most recent regular dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by the Trust will most likely differ from the most recent annualized dividends or scheduled income payments. There is no guarantee that the issuers of the securities in the Trust’s portfolio will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth under the “Essential Information” section of this prospectus. The actual net annual distributions you will receive will vary with changes in the Trust’s fees and expenses, in income payments received and with the sale of securities.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of the Trust for each distribution. Each year the Trustee will also provide an annual report on the Trust’s activity and certain tax information. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

PURCHASE AND REDEMPTION OF UNITS

     You may purchase or redeem units of the Trust on any business day, which is any day the New York Stock Exchange is open for business. You may purchase or redeem units of the Trust through your financial advisor or other financial intermediary. Your financial intermediary can either redeem units through the Sponsor or the Trustee. See “Buying Units” and “Selling Units” in Part B of this prospectus for more information.

     The Sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will be at the redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If the Sponsor stops repurchasing units, a unitholder’s financial intermediary may dispose of units by redemption through the Trustee. The price received from the Trustee by the unitholder for units being redeemed is based upon the redemption price of the underlying securities. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until the earlier of six months after the Inception Date or the end of the initial offering period, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

TRUST PORTFOLIO
NUVEEN UNIT INVESTMENT TRUST, SERIES 171
NUVEEN PROSPECT ENERGY AND POWER INCOME PORTFOLIO, 4Q 2016
AS OF THE TRUST INCEPTION DATE, NOVEMBER 21, 2016
			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		CLOSED-END FUNDS: 23.20%
443	CEN	Center Coast MLP & Infrastructure
		Fund	3.87%	$ 11.35	$ 5,028
583	CBA	ClearBridge American Energy MLP
		Fund Inc.	3.87	8.62	5,025
319	FEI	First Trust MLP and Energy Income
		Fund	3.89	15.84	5,053
447	KYE	Kayne Anderson Energy Total Return
		Fund, Inc.	3.87	11.25	5,029
255	KYN	Kayne Anderson MLP Investment
		Company	3.83	19.49	4,970
254	NTG	Tortoise MLP Fund, Inc.	3.87	19.82	5,034
		EQUITY SECURITIES: 76.80%
		Energy: 43.33%
128	BP	BP PLC (3)	3.31	33.64	4,306
40	CVX	Chevron Corporation	3.36	109.20	4,368
143	EEP	Enbridge Energy Partners, L.P. (5)	2.50	22.68	3,243
84	ETP	Energy Transfer Partners, L.P. (5)	2.55	39.37	3,307
129	EPD	Enterprise Products Partners L.P. (5)	2.50	25.24	3,256
51	XOM	Exxon Mobil Corporation	3.35	85.28	4,349
107	HEP	Holly Energy Partners, L.P. (5)	2.50	30.35	3,247
158	HFC	HollyFrontier Corporation	3.33	27.35	4,321
70	NS	NuStar Energy L.P. (5)	2.54	47.18	3,303
79	OKS	ONEOK Partners, L.P. (5)	2.50	41.17	3,252
104	PAA	Plains All American Pipeline, L.P. (5)	2.49	31.21	3,246
124	SEMG	SemGroup Corporation	3.28	34.35	4,259
134	SUN	Sunoco L.P. (5)	2.46	23.81	3,191
86	TRGP	Targa Resources Corp.	3.34	50.44	4,338
143	WMB	The Williams Companies, Inc.	3.32	30.15	4,311
		Financials: 4.17%
267	HASI	Hannon Armstrong Sustainable
		Infrastructure Capital, Inc. (4)	4.17	20.28	5,415
		Industrials: 7.14%
114	MIC	Macquarie Infrastructure Corporation	7.14	81.34	9,273

TRUST PORTFOLIO (continued)
NUVEEN UNIT INVESTMENT TRUST, SERIES 171
NUVEEN PROSPECT ENERGY AND POWER INCOME PORTFOLIO, 4Q 2016
AS OF THE TRUST INCEPTION DATE, NOVEMBER 21, 2016
			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		EQUITY SECURITIES: (continued)
		Real Estate: 4.15%
172	CORR	CorEnergy Infrastructure Trust, Inc. (4)	4.15%	$ 31.42	$ 5,404
		Utilities: 18.01%
100	AEP	American Electric Power Company, Inc.	4.50	58.44	5,844
84	ED	Consolidated Edison, Inc.	4.50	69.53	5,841
186	FE	FirstEnergy Corp.	4.50	31.40	5,840
80	PNW	Pinnacle West Capital Corporation	4.51	73.26	5,861
					$ 129,914

Notes to Portfolio

1	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
2	The securities are represented entirely by a contract to purchase securities, which was entered into by the Sponsor on November 18, 2016. The contract for securities is expected to be settled by the initial settlement date for the purchase of units. The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $129,914 and $(0), respectively.
3	This is an American Depositary Receipt.
4	This is a security issued by a real estate investment trust.
5	This is a master limited partnership.

NUVEEN PROSPECT INCOME FINANCE
PORTFOLIO, 4Q 2016

INVESTMENT OBJECTIVE

     The Trust seeks to provide current income with the potential for capital appreciation.

     You should consider your investment goals, time horizons and risk tolerance before investing in the Trust. An investment in the Trust is not appropriate for all investors and is not intended to be a complete investment program. The Trust is designed to be a part of a long-term investment strategy and not as a trading vehicle.

PRINCIPAL INVESTMENT STRATEGY

     Under normal circumstances, the Trust will invest at least 80% of the value of its net assets (plus borrowings, if any) in the securities of companies in the financial sector. The Trust seeks to achieve its objective by investing in a portfolio that primarily consists of common shares issued by closed-end investment companies (“Closed-End Funds”) that have elected to be treated as business development companies (“BDCs”) under the Investment Company Act of 1940, as amended, and common shares and/or preferred shares issued by real estate investment trusts (“REITs”). A REIT is a company that buys, develops, finances and/or manages income-producing real estate and real-estate-related securities. The securities held by the Trust may include securities of U.S. and non-U.S. companies.

     The Sponsor has selected Prospect Capital Management LLC (“Prospect”) to serve as the Trust’s portfolio consultant. The portfolio consultant is responsible for assisting the Sponsor with the selection of the Trust’s portfolio. The Trust seeks to achieve its objective by utilizing a quantitative and qualitative selection process developed by Prospect to determine the constituents of the final portfolio. The Sponsor believes that selection of securities in accordance with this systematic methodology will provide the Trust with the opportunity to meet its investment objective.

PROSPECT CAPITAL MANAGEMENT L.P.

     Prospect is a Delaware limited partnership and is a registered investment adviser under the Investment Advisers Act of 1940. Prospect is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience. Prospect currently manages Prospect Capital Corporation, one of the two largest externally-managed BDCs with $7.1 billion of capital under management as of September 30, 2016 (including undrawn credit facilities).

SELECTION OF PORTFOLIO SECURITIES

     The securities in the Trust’s portfolio were selected 5 business days prior to the date of deposit (the “Security Selection Date”). The final Trust portfolio consists of securities of BDCs and REITs (each such security, a “security type”). BDC and REIT stocks tend to have higher current yields compared to some other types of stocks due to their focus on current-cash-paying investments and need to distribute nearly all of their pre-tax income to maintain their tax designation. The securities in the portfolio are selected on the Security Selection Date.

     The security selection process begins by identifying an initial universe of securities of BDCs and REITs that are traded on at least one stock exchange as of the Security Selection Date including, but not limited to, the New York Stock Exchange, the NASDAQ Stock Market, the Toronto Stock Exchange and/or the London Stock Exchange. The initial universe is then narrowed in terms of the securities included and the maximum size of a potential investment in such security by applying quantitative screens pertaining to yield, net leverage and equity market capitalization. Based on the securities that meet these quantitative screens, Prospect then evaluates each security and issuer on a variety of other factors, including, but not limited to, the mix of investment types (e.g., first lien debt, second lien debt, unsecured debt), weighted average yields, non-accrual rates, investment diversity, earnings coverage, leverage amount and ratios, credit ratings and others. Prospect then selects specific securities that it believes meets the Trust’s investment objective and the amount to invest in each such security based on the results of this review.

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objectives will be achieved. The Trust also might not perform as well as expected, which can happen for a number of reasons. The following are all the principal risks of the Trust, listed alphabetically:

     BDC risk. BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other Closed-End Funds as to the amount of debt they can have outstanding. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets which may adversely impact the BDC’s liquidity and operations.

     BDCs are generally leveraged, which may magnify the potential for losses on amounts invested and, accordingly, may increase the volatility and/or risks associated with those securities. If the value of a BDC’s assets decreases, leveraging could cause net asset value to decline more sharply than it otherwise would have had such BDC not been leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. The cost of leverage is borne by the shareholders of the BDC, such as the Trust.

     Investments made by BDCs are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments were materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material nonpublic information regarding such assets.

     BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss.

     BDCs are frequently externally managed by an investment adviser. Such investment adviser’s liability may be limited under their investment advisory agreement which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment adviser may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments. Additionally, if the base management fee is based on gross assets, the investment adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees. These incentives raise the expenses paid by a BDC. The Trust will indirectly bear these expenses. Estimated BDC expenses are shown in the Trust’s annual operating expenses under “Fee Table” to illustrate the impact of their impact. These expenses may fluctuate significantly over time.

     BDCs may issue options, warrants, and rights that convert to voting securities to its officers, employees and board members. The issuance of such securities may dilute the Trust’s equity ownership in the BDC. Generally, any issuance of derivative securities requires the approval of the BDC’s board of directors and authorization by the BDC’s company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions.

     BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments.

     If a BDC fails to maintain its status as a BDC it may be regulated as a Closed-End Fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

     BDCs compete with other BDCs, a large number of investment funds, banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs held by the Trust to lose prospective investments if they do not match competitors’ pricing, terms and structure. As a result of this competition, there is no assurance that a BDC held by the Trust will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

     Bond market liquidity. An investment in the units will be subject to bond market liquidity risk due to the fixed-income investments by certain BDCs held by the Trust. Dealer inventories of bonds, which provide an indication of the ability of financial intermediaries to “make markets” in those bonds, are at or near historic lows in relation to market size. This reduction in market making capacity has the potential to decrease liquidity and increase price volatility in the fixed income markets in which a BDC invests, particularly during periods of economic or market stress. As a result of this decreased liquidity, the BDC may have to accept a lower price to sell a security, which could have a negative effect on performance. If a BDC needed to sell large blocks of bonds to meet shareholder redemption requests or to raise cash, those sales could further reduce the bonds’ prices. In addition, most BDCs own debt securities that are illiquid, regardless of market conditions. Market conditions may make valuation of some of the securities held by certain BDCs in the Trust uncertain and/or result in sudden and significant valuation increases or declines in its holdings. In addition, illiquidity and volatility in the credit markets may directly and adversely affect the setting of dividend rates on the shares of certain BDCs in the Trust.

     Calls. An investment in the units will be subject to call risk due to the fixed-income investments by certain BDCs held by the Trust. Call risk is the risk that securities held by certain BDCs in the Trust can be prepaid or “called” by the issuer before their stated maturity. If securities are called, your income will decline and a BDC may not be able to reinvest the money received at as high a yield. Also, an early call at par of a security trading at a premium will reduce a BDC’s return. Securities held by certain BDCs in your Trust are more likely to be called when interest rates decline. This would result in early returns of principal to those BDCs in the Trust. The securities may also be subject to special or extraordinary call provisions and “mandatory put” features that may cause the securities to be removed from a BDC prior to maturity or stated call dates. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Credit spread. An investment in the units will be subject to credit spread risk due to the fixed-income investments by certain BDCs held by the Trust. Credit spread risk is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their credit quality) may increase when the market believes that bonds generally have a greater risk of default. Increasing credit spreads may reduce the market values of debt securities held by certain BDCs in your Trust. Credit spreads often increase more for lower rated and unrated securities than for investment-grade securities. In addition, when credit spreads increase, reductions in market value will generally be greater for longer-maturity securities.

     Derivatives. The BDCs held by the Trust may invest in derivatives to hedge certain risks. Generally, derivatives instruments are bilateral agreements. As such, a BDC may be subject to credit risk (that is, where changes in an issuer’s financial strength or the credit rating of a financial instrument it issues may affect an instrument’s value) with respect to the amount it expects to receive from counterparties to derivatives and repurchase agreements entered into by the BDC. If a counterparty to a derivative instrument becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of the Trust's investment in a BDC that utilizes derivatives may decline. In addition, there might be an imperfect correlation, or even no correlation, between price movements of a derivative instrument and price movements of investments being hedged. The derivative instruments may subject a BDC to leverage risk, which is the risk that the value of such BDC’s stock price may be more volatile than if it had not been leveraged due to leverage’s tendency to exaggerate the effect of any increase or decrease in the value (net of such leverage) of the BDC’s portfolio securities. The BDC may also be exposed to the risk that a derivative instrument cannot be sold, closed out or replaced quickly at or very close to its fundamental value.

     Floating rate securities. Certain BDCs held by the Trust may invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the BDCs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the BDCs held by your Trust.

     High-yield securities. Investments in high-yield or “junk” securities by the BDCs in the Trust’s portfolio involves particular risks. High-yield securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. In addition, the risk of non-payment or default is higher than with investment-grade securities. The value of these securities will decline significantly with increases in interest rates because an increase in rates generally decreases values. An economic slowdown, or a reduction in an issuer’s creditworthiness, may affect an issuer’s ability to make dividend or interest payments.

     High-yield or “junk” securities, the general names for securities rated below investment-grade, should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated, senior securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. The market for high-yield securities is generally smaller and less liquid than that for investment-grade securities.

     High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete and may include higher execution expenses.

     Interest rates. An investment in the units will be subject to interest rate risk due to the fixed-income investments by certain BDCs held by the Trust. Interest rate risk is the risk that securities held by certain BDCs in your Trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. A fixed-income investment may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

     Leverage. Companies held by the Trust or the underlying BDCs may be highly leveraged. Some of the companies whose securities are held by the Trust or the underlying BDCs may be highly leveraged, which may have adverse consequences to these companies and to the Trust. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ abilities to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

     Payment-in-kind (PIK) debt. PIK debt is a type of debt for which all or a portion of the related interest payments are paid in additional principal amounts of such debt (and not cash). Given the deferral of cash payments of interest expense, PIK debt is generally considered higher risk relative to cash-pay debt. In addition, even if accounting conditions are met, a borrower may still default at the maturity of a PIK debt. PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. Moreover, the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate. PIK interest has the effect of generating investment income and increasing incentive fees payable to advisers at a compounding rate. As such, PIK securities create the risk that incentive fees will be paid to advisers based on non-cash accruals that ultimately may not be realized.

     Regulations. The laws or regulations (and changes thereto) governing BDCs could negatively affect the profitability of the Trust. BDCs are subject to various rules and regulations of federal and state governments, as well as the stock exchanges on which such BDCs are listed. These entities include the Public Company Accounting Oversight Board and the SEC. Changes in the laws or regulations or the interpretations of the laws and regulations that govern BDCs, regulated investment companies or non-depository commercial lenders could significantly affect the investments of the Trust.

     Security quality. Security quality risk is the risk that a reduction in a security’s rating may decrease its value and the value of a BDC held by the Trust. Securities ratings may be reduced at any time. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities. Certain securities held by a BDC in the Trust may not be rated by one or more of the credit agencies. As a result, it may be difficult to assess the credit quality of such securities.

     Senior loans. Certain BDCs held by the Trust invest in senior loans. Senior loans in which the BDC may invest generally are of below investment-grade or “junk” credit quality, may be unrated at the time of investment, may be floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate, generally are not registered with the SEC or any state securities commission, and generally are not listed on any securities exchange. The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a BDC to sell an investment in a timely manner at a price approximately equal to its value on the BDC’s books. The illiquidity of senior loans may impair a BDC’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in your Trust’s net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the BDCs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a BDC attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a BDC could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a BDC, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Trading at a discount from net asset value. Shares of securities held by the Trust have traded at a discount from net asset value and may do so again in the future. Shares of closed-end companies, such as BDCs, frequently trade at a market price that is less than the net asset value that is attributable to those shares. It is not possible to predict whether any shares held by the Trust will trade at, above or below net asset value.

     Beneficial tax treatment risk. Some of the potential tax benefits of the portfolio, such as foreign tax credits and qualified dividend status, associated with distributions from the portfolio companies are subject to frequent legislative and regulatory changes. A change in the treatment of distributions from the portfolio companies may affect the after-tax return on the investment.

     Conflict of interest risk. Potential conflicts of interest could impact investment returns. The officers and directors of Prospect may serve as officers, directors or principals of investment funds managed by Prospect or its affiliates, or Prospect may serve as an investment adviser to such investment funds or other clients. Accordingly, such officers or directors of Prospect and/or Prospect may have obligations to other clients, the fulfillment of which might not be in the best interests of the Trust, or to those of unitholders. To that end, if Prospect or its affiliates manage any additional investment vehicles or client accounts in the future, Prospect will endeavor to allocate investment opportunities in a fair and equitable manner over time so as not to discriminate against any client.

     Dilution risk. As the Sponsor sells units, the size of the Trust will increase. The Sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. The Sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

     Dividend payment risk. An issuer of a security may be unable or unwilling to make dividend payments, which may decrease the value of your investment in the Trust. Because the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust and/or to make distributions to unitholders.

     Equity security risk. Equity securities may decline significantly in price over short or extended periods of time, and such declines may occur because of declines in the equity market as a whole, or because of declines in only a particular country, company, industry or sector of the market.

     Financial sector risk. The Trust is concentrated in the financial sector. As a result, the factors that impact the financial sector will likely have a greater effect on this Trust than on a more broadly diversified trust. Many of the material risks associated with the financial sector are listed below. The profitability of companies in the financial sector is largely dependent upon the availability and cost of capital which may fluctuate significantly in response to changes in interest rates and general economic developments. Companies in the financial sector are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. These industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

     Fixed portfolio risk. The Trust is a unit investment trust and, as a result, is not actively managed. Securities are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may change.

     Foreign securities risk. BDC and REIT investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments. The BDCs and REITs included in the Trust may make an investment in securities of foreign companies, including those located in emerging market countries. Investing in foreign companies may expose the Trust to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Such risks are more pronounced in emerging market countries.

     Investments that are denominated in a foreign currency will be subject to the risk that the value of the particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are traded balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

     Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Higher risk strategy. Investing in the Trust units may involve a high degree of risk and is highly speculative. The investments the Trust made in accordance with the investment objectives may result in a higher amount of risk and more volatility or loss of principal, relative to alternative investment options. Investments made by BDCs, REITs, or other issuers whose securities are held by the Trust may be speculative and aggressive, and therefore an investment in Trust units may not be suitable for someone with low risk tolerance.

     Legislation and litigation risk. From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending, threatened or potential litigation will have on the value of the securities.

     Market risk. Security prices will fluctuate and the value of your investment may fall over time. Market values fluctuate in response to various factors. These can include stock market movements, purchases or sales of securities by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuers or perceptions of the issuers, or economic conditions in general or specific to the issuers.

     Past performance risk. Past security performance is no guide to future performance. The future prices of the portfolio securities cannot be predicted based on their historical fluctuations. The actual prices of the portfolio securities over the life of the units may bear little or no relation to the historical closing prices of the portfolio. We cannot predict the future performance of the portfolio securities.

     Portfolio consultant risk. The portfolio consultant may recommend or effect transactions in the securities included in the Trust on behalf of other clients if their portfolio objectives or constraints allow for such an action. This may have an adverse effect on the prices of the securities included in your Trust. This also may have an impact on the price the Trust pays for the securities and the price received upon unit redemptions or Trust termination.

     Real estate market and REIT risk. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes, office buildings and mortgage securities, and such REITs will be subject to the risks that affect those areas or property types. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; less of a differential between long and short term rates; changes in the global and local economic climate and real estate conditions; changes in neighborhoods and in demographics; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance;

increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; casualty or condemnation losses; regulatory limitations on rents; declines in the value of real estate; and other factors beyond the control of the issuer of the security. Factors such as these may adversely affect companies which own and operate real estate directly, companies which lend to them, and companies which service the real estate industry.

     Return of capital risk. The Trust may make distributions that represent a return of capital for tax purposes. Such distributions are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units.

     Small- and mid-cap company risk. The Trust and BDCs held by the Trust may invest significantly in debt and equity securities of small- and mid-cap companies. Debt and equity securities of small- and mid-cap companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. Small-and mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.

     Underlying securities risk. You have no shareholder rights or rights to receive shares of the portfolio securities. Investing in units of the Trust will not make you a holder of any of the portfolio securities. Neither you nor any other holder or owner of your units will have any right to vote, receive dividends, income or other distributions or any other rights with respect to such securities.

     Unitholder repurchase risk. The Trust may keep cash on hand to meet repurchase requests. As a result, the Trust may not invest all of the proceeds that it receives from the sale of units in order to retain cash to meet repurchase obligations.

     See “Investment Risks” in Part B of this prospectus for additional information.

ESSENTIAL INFORMATION
(AS OF THE INCEPTION DATE)

Public offering price
at inception	$10.00

Inception date	November 21, 2016

Termination date	November 19, 2018

Distribution date	25th day of each month
(commencing on
January 25, 2017, if any)

Record date	10th day of each month
(commencing on
January 10, 2017, if any)

Estimated net annual
distributions
(as of November 18, 2016 and
may vary thereafter)
First year	$0.9832 per unit
Second year	$0.9697 per unit

Evaluation Time	As of the close of trading of
the New York Stock
Exchange (normally 4:00 p.m.
Eastern Time. However, on
the first day units are sold, the
Evaluation Time will be as of
the close of trading on the
New York Stock Exchange or
the time the registration
statement filed with the
Securities and Exchange
Commission becomes
effective, if later.)

CUSIP Numbers

Standard Accounts
Cash Distributions	67080Y107
Reinvest Distributions	67080Y115

Fee Based Accounts
Cash Distributions	67080Y123
Reinvest Distributions	67080Y131

Portfolio Diversification

Market	Approximate
Capitalization	Portfolio Percentage
Mid-Capitalization	9.00%
Small-Capitalization	91.00%

Approximate
Sector	Portfolio Percentage
Financials	100.00%

Approximate
Country/Territory	Portfolio Percentage
United States	100.00%

Minimum investment	$1,000/100 units
IRA	$250/25 units

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $10 public offering price. Actual expenses may vary. You may qualify for sales charge discounts if you and your family invest at least $50,000 in the Trust or in other Nuveen Unit Investment Trusts. More information about these and other discounts, including exchange or rollover discounts, is available from your financial advisor and in “Buying Units” in Part B of this prospectus.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (1)	Unit
Initial sales fee
paid on purchase (2)	1.00%	$0.100
Deferred sales fee (3)	2.45	0.245
Creation and
development fee (4)	0.50	0.050
Maximum sales fees
(including creation
and development fee)	3.95%	$0.395
Estimated organization
costs (5)	0.80%	$0.080

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (1)	Unit
Trustee’s fee	0.105%	$0.0105
Supervisory fee	0.030	0.0030
Evaluator’s fee	0.030	0.0030
Bookkeeping and
administrative fee	0.035	0.0035
Estimated other Trust
operating expenses (6)	0.161	0.0161
Acquired fund fees
and expenses (7)	8.195	0.8195
Total	8.556%	$0.8556

1	Based on a unit with a $10.00 per unit public offering price as of the Inception Date.
2	The initial sales fee provided above is based on the public offering price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (as described below), the percentage and dollar amount of the initial sales fee will vary as the public offering price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
3	The deferred sales fee is a fixed dollar amount equaling $0.245 per unit. The deferred sales fee will be deducted in three monthly installments commencing March 2017 and ending May 2017 (approximately $0.0817 per unit on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.
If you purchase units in the secondary market, your maximum sales fee will be 3.95% of the public offering price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 3.95% of the Public Offering Price per unit.
4	The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10.00 unit as of the Inception Date and the percentage amount will vary over time because the creation and development fee is a fixed dollar amount that does not vary with the public offering price.
5	The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months. Estimated organization costs may include the portfolio consulting fee paid to Prospect for its assistance with the Trust’s portfolio. See “Buying Units–Organization Costs” and “Trust Administration–Portfolio Consultant” in Part B of this prospectus for a description of the organization costs and for more information regarding the portfolio consultant.
6	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $7,000,000. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees, but include a licensing fee paid to Prospect for the use of intellectual property owned by Prospect or its affiliates.
7	Although not an actual trust operating expense, the Trust, and therefore the unitholders of the Trust, will indirectly bear similar operating expenses of the BDCs and any other funds held by the Trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the Trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds as disclosed in publicly available information. Unitholders will therefore pay higher expenses than if the underlying Closed-End Funds were held directly.

EXAMPLE

     This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year at a reduced sales charge (for Standard Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus) or with the creation and development fee of $0.05 per unit and no transactional sales charge (for Fee Based Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus). The example also assumes the Trust’s operating expenses do not change and the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

	1 Year	3 Years	5 Years	10 Years
Standard Accounts	$1,331	$3,185	$4,825	$8,031
Fee Based Accounts	$986	$2,691	$4,241	$7,482

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests. In addition, an investor in a Fee Based Account may also be assessed a management fee from their investment advisor that is excluded from the example.

TAXES

     Distributions from the Trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See “Tax Status” in Part B of this prospectus for further tax information.

DISTRIBUTIONS

     On each distribution date or shortly thereafter, unitholders who have owned units as of the preceding record date will receive their pro rata share of the Trust’s estimated net annual income distributions, along with any excess capital. Dividend payments are not received by your Trust at a constant rate throughout the year. For the purpose of minimizing fluctuations in the distributions to unitholders, the trustee of the Trust, the Bank of New York Mellon (the “Trustee”), is authorized in certain circumstances to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from the subsequent income payments received by the Trust.

     You may elect to:

•	reinvest distributions in additional units of the Trust at no fee, or
•	receive distributions in cash.

     You may change an election by contacting your financial professional or the Trustee. Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest any distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of the Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, the Trust might pay a special distribution if it holds an excess amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. In addition, your Trust may pay a special distribution in order to maintain the qualification of your Trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise tax on undistributed income in the Trust. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

     Each unit of the Trust at the Inception Date represents the fractional undivided interest in the underlying securities set forth in the “Trust Portfolio” and net income of the Trust.

     Estimated annual distributions. The estimated net annual distributions are shown under the “Essential Information” section of this prospectus. We generally base the estimate of the income the Trust may receive on annualizing the most recent regular dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by the Trust will most likely differ from the most recent annualized dividends or scheduled income payments. There is no guarantee that the issuers of the securities in the Trust’s portfolio will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth under the “Essential Information” section of this prospectus. The actual net annual distributions you will receive will vary with changes in the Trust’s fees and expenses, in income payments received and with the sale of securities.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of the Trust for each distribution. Each year the Trustee will also provide an annual report on the Trust’s activity and certain tax information. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

PURCHASE AND REDEMPTION OF UNITS

     You may purchase or redeem units of the Trust on any business day, which is any day the New York Stock Exchange is open for business. You may purchase or redeem units of the Trust through your financial advisor or other financial intermediary. Your financial intermediary can either redeem units through the Sponsor or the Trustee. See “Buying Units” and “Selling Units” in Part B of this prospectus for more information.

     The Sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will be at the redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If the Sponsor stops repurchasing units, a unitholder’s financial intermediary may dispose of units by redemption through the Trustee. The price received from the Trustee by the unitholder for units being redeemed is based upon the redemption price of the underlying securities. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until the earlier of six months after the Inception Date or the end of the initial offering period, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

TRUST PORTFOLIO
NUVEEN UNIT INVESTMENT TRUST, SERIES 171
NUVEEN PROSPECT INCOME FINANCE PORTFOLIO, 4Q 2016
AS OF THE TRUST INCEPTION DATE, NOVEMBER 21, 2016
			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		EQUITY SECURITIES: 100.00%
		Financials: 100.00%
382	ABDC	Alcentra Capital Corporation (3)	3.45%	$ 11.80	$ 4,508
114	ARI	Apollo Commercial Real Estate
		Finance, Inc. (4)	1.51	17.30	1,972
760	AINV	Apollo Investment Corporation (3)	3.50	6.02	4,575
264	ABR	Arbor Realty Trust, Inc. (4)	1.50	7.41	1,956
415	ARCC	Ares Capital Corporation (3)	4.99	15.70	6,516
146	ACRE	Ares Commercial Real Estate
		Corporation (4)	1.51	13.51	1,972
892	BKCC	BlackRock Capital Investment
		Corporation (3)	5.02	7.36	6,565
66	BXMT	Blackstone Mortgage Trust, Inc. (4)	1.51	29.83	1,969
303	CMFN	CM Finance Inc (3)	2.19	9.45	2,863
66	CLNY	Colony Capital, Inc. (4)	1.00	19.63	1,296
1,150	FSC	Fifth Street Finance Corp. (3)	5.02	5.70	6,555
501	GARS	Garrison Capital Inc. (3)	3.50	9.14	4,579
570	GLAD	Gladstone Capital Corporation (3)	3.53	8.10	4,617
564	GAIN	Gladstone Investment Corporation (3)	3.52	8.16	4,602
122	GSBD	Goldman Sachs BDC, Inc. (3)	2.10	22.50	2,745
246	GBDC	Golub Capital BDC, Inc. (3)	3.49	18.54	4,561
474	HTGC	Hercules Capital, Inc. (3)	5.01	13.81	6,546
601	HRZN	Horizon Technology Finance
		Corporation (3)	4.95	10.77	6,473
125	MAIN	Main Street Capital Corporation (3)	3.49	36.51	4,564
569	MCC	Medley Capital Corporation (3)	3.49	8.02	4,563
327	NMFC	New Mountain Finance Corporation (3)	3.49	13.95	4,562
429	NCT	Newcastle Investment Corp. (4)	1.49	4.51	1,935
341	PFLT	Pennantpark Floating Rate
		Capital Ltd. (3)	3.49	13.39	4,566
278	SUNS	Solar Senior Capital Ltd (3)	3.49	16.36	4,548
90	STWD	Starwood Property Trust, Inc. (4)	1.50	21.81	1,963
396	SCM	Stellus Capital Investment
		Corporation (3)	3.46	11.42	4,522

TRUST PORTFOLIO (continued)
NUVEEN UNIT INVESTMENT TRUST, SERIES 171
NUVEEN PROSPECT INCOME FINANCE PORTFOLIO, 4Q 2016
AS OF THE TRUST INCEPTION DATE, NOVEMBER 21, 2016
			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		EQUITY SECURITIES (continued)
		Financials: (continued)
276	TCPC	TCP Capital Corp. (3)	3.53%	$ 16.70	$ 4,609
661	TCRD	THL Credit, Inc. (3)	5.04	9.97	6,590
244	TCAP	Triangle Capital Corporation (3)	3.52	18.84	4,597
525	TPVG	TriplePoint Venture Growth BDC
		Corp. (3)	4.99	12.42	6,521
198	WHF	WhiteHorse Finance, Inc. (3)	1.72	11.33	2,243
					$ 130,653

Notes to Portfolio

1	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
2	The securities are represented entirely by a contract to purchase securities, which was entered into by the Sponsor on November 18, 2016. The contract for securities is expected to be settled by the initial settlement date for the purchase of units. The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $130,653 and $0, respectively.
3	This security represents a security of a business development company.
4	This is a security issued by a real estate investment trust.

Report of Independent Registered Public Accounting Firm

Unitholders
Nuveen Unit Investment Trust, Series 171

     We have audited the accompanying statements of financial condition, including the Trust portfolios set forth on pages 13, 14, 31 and 32 of this prospectus, of Nuveen Unit Investment Trust, Series 171, comprising Nuveen Prospect Energy and Power Income Portfolio, 4Q 2016, and Nuveen Prospect Income Finance Portfolio, 4Q 2016 (collectively the “Trusts” and individually a “Trust”), as of November 21, 2016, the initial date of deposit. These statements of financial condition are the responsibility of the Trusts’ Sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. Our procedures included confirmation with The Bank of New York Mellon, the Trustee, of cash deposited to purchase underlying securities represented by purchase contracts as shown in the statements of financial condition as of November 21, 2016. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Nuveen Unit Investment Trust, Series 171, comprising Nuveen Prospect Energy and Power Income Portfolio, 4Q 2016, and Nuveen Prospect Income Finance Portfolio, 4Q 2016, as of November 21, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
November 21, 2016

Nuveen Unit Investment Trust, Series 171

Statements of Financial Condition
as of November 21, 2016

	Prospect Energy	Prospect
	and Power	Income Finance
Investment in securities	Trust	Trust
Contracts to purchase underlying securities (1),(2)	$ 129,914	$ 130,653
Total	$ 129,914	$ 130,653
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$ 1,050	$ 1,056
Creation and development fee (4)	656	660
Deferred sales fee (5)	3,215	3,233
Total	4,921	4,949
Interest of Investors:
Cost to investors (6)	131,230	131,970
Less initial sales fee (5)	1,316	1,317
Less deferred sales fee, creation and development fee
and organization costs (3),(4),(5),(6)	4,921	4,949
Net interest of unitholders	124,993	125,704
Total	$ 129,914	$ 130,653
Units	13,123	13,197
Net asset value per unit	$ 9.5247	$ 9.5252

Each Trust is an investment company and follows accounting and reporting guidance under Financial Accounting Standards Board (FASB) Standards Codification (ASC) Topic 946 “Financial Services – Investment Companies”.
1	Aggregated cost of the securities is based on the closing sale price evaluations as determined by the Evaluator (Nuveen Fund Advisors, LLC).
2	Cash has been deposited with the Trustee covering the funds necessary for the purchase of securities in the Trusts represented by purchase contracts.
3	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $0.08 and $0.08 per unit for the Prospect Energy and Power Trust and Prospect Income Finance Trust, respectively. A distribution will be made as of the earlier of the close of the initial offering period or six months following a Trust’s Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the earlier of the close of the initial offering period or six months following a Trust’s Inception Date. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of a Trust.
4	Each Trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.
5	The total sales fee consists of a creation and development fee, an initial sales fee and deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. The maximum sales fee is 3.95% (3.99% of amount invested) of the public offering price per unit. The deferred sales fee is equal to $0.245 per unit and the creation and development fee is equal to $0.05 per unit.
6	The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.

End of Prospectus Part A

Nuveen Unit Investment Trust

Prospectus Part B

Dated November 21, 2016

     The prospectus for a Nuveen Unit Investment Trust (a“Trust”) is divided into two parts. Part A of the prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Nuveen Unit Investment Trust. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each Trust.

ORGANIZATION

     Your Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a certain Trust Agreement (the “Trust Agreement”). The Trust Agreement is dated as of the Inception Date and is by and among Nuveen Securities, LLC, as Sponsor, Nuveen Fund Advisors, LLC, as evaluator (“Evaluator”) and supervisor (“Supervisor”), and The Bank of New York Mellon, as Trustee. The value of the securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under “Selling Units—Redemption—Computation of Offer and Redemption Price.” On the Inception Date,

the Sponsor deposited securities, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain securities. After the deposit of the securities and the creation of your Trust, the Trustee delivered to the Sponsor the units (the “units”) comprising the ownership of the Trust. These units are now being offered pursuant to this prospectus.

UNITS

     Each unit represents an undivided interest in the assets of your Trust. If any units of your Trust are redeemed after the Inception Date, the fractional undivided interest in the Trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.

BUYING UNITS

     Public Offering Price. You can buy units of your Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Public offering prices are available daily on the Internet at www.nuveen.com/uit. The public offering price includes: the aggregate underlying value of the securities in the Trust, organization costs, the maximum sales fee (which includes an initial sales fee, a deferred sales fee and the creation and development fee), and cash and other net assets in the portfolio. Nuveen often refers to the purchase price of units as the “public offering price.” Nuveen must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If Nuveen receives your order after

B–1

this time, you will receive the price computed on the next business day.

     During the initial public offering period, for sales of at least $50,000, investors will be entitled to a volume discount from the sales charge as described below. For units purchased during the initial offering period, a portion of the sales charge will be deferred. Upon the earlier of the end of the initial offering period or six months after the Inception Date, the public offering price of the units will not include a pro rata portion of estimated organizational costs.

     The initial public offering price of the units was established, in part, by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date your Trust was created was made on the basis of an evaluation of the securities in the Trust prepared by the Trustee. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases Nuveen will price a security based on the last asked or bid price in the over-the-counter market or Nuveen may use the price provided by an independent pricing service; the price obtained from other sources, such as broker-dealer quotations; or the price provided by an independent fair valuation service. In the event that no such services or quotes are available on a particular security, methods that may be used include methodologies such as the capital asset pricing model, Monte Carlo simulations, comparative pricing models and/or the best judgment of Nuveen Fund Advisors, LLC. Nuveen will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate. The Trustee determined the initial prices of the securities shown in “Trust Portfolio” for your Trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day Nuveen sells units, the Evaluator will compute the public offering price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in “Essential Information,” effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account certain other factors, see “Selling Units—Redemption—Computation of Offer and Redemption Price.”

     Organization Costs. During the initial offering period, a portion of the public offering price includes an amount of securities or cash to pay for all or a portion of the costs incurred in establishing your Trust (“organization costs”). These organization costs include the cost of preparing the registration statement, the Trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the Sponsor in selecting the Trust’s portfolio, and the initial

B–2

fees and expenses of the Trustee. These costs will be deducted from the Trust as of the earlier of the end of the initial offering period or after six months as of the Inception Date. The Trust will sell portfolio securities to reimburse the Sponsor for these costs. Organization costs will not exceed the estimate set forth under “Fee Table” in Part A of the prospectus.

     Transactional Sales Fee. The transactional sales fee has both an initial and a deferred sales fee. Because the transactional sales fee is the difference between the maximum sales fee and the creation and development fee, the percentage and dollar amount of the transactional sales fee will vary as the public offering price varies. Based on a $10 unit on the Inception Date, the transactional sales fee is 3.45% of the public offering price.

     The transactional sales fee does not include the creation and development fee which is described under “Expenses of the Trust” in Part B of the prospectus and “Fee Table” in Part A of the prospectus.

     Initial Sales Fee. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee and the sum of the maximum remaining deferred sales fees and the creation and development fee. The dollar amount and percentage amount of the initial sales fee will vary over time. Based on a $10 unit on the Inception Date, the initial sales fee is 1% of the public offering price (3.95% of the public offering price minus $0.295 per unit). If you purchase units in the secondary market, you will not pay a creation and development fee and the initial sales fee is equal to the difference between 3.95% of the public offering price and the maximum remaining deferred sales fee.

     Deferred Sales Fee. Nuveen defers payment of the rest of the transactional sales fee through the deferred sales fee ($0.245 per unit). You pay any remaining deferred sales fee when you sell or redeem units. Your Trust may sell securities to meet the Trust’s obligations with respect to the deferred sales fee. Thus, no assurance can be given that the Trust will retain its present size and composition for any length of time.

     Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the creation and development fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption.

     In limited circumstances and only if deemed in the best interests of unitholders, the Sponsor may delay the payment of the deferred sales fee from the dates listed under “Fee Table.”

     Reduction of Sales Fees. Nuveen offers a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional’s responsibility to alert Nuveen of any sales fee discount when you order units. Since the deferred sales fee and the creation and development fee are a fixed dollar amount per unit, your Trust must charge the deferred sales fee and the creation and development fee per unit regardless of any discounts. However, when you purchase units of the Trust, if you are eligible to receive a discount such that your total

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maximum sales fee is less than the fixed dollar amount of the deferred sales fee and creation and development fee, the Sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and creation and development fee at the time you buy units by providing you with additional units.

     Large Purchases. During the primary offering period, you can reduce your maximum sales fee by increasing the size of your investment. Investors who make large purchases during the primary offering period are entitled to the following sales fee reductions:

	Maximum Sales	Maximum
	Fee Reductions	Sales Fee
	(as a	(as a
	percentage	percentage
	of the	of the
Purchase	Public	Public
Amount	Offering Price)	Offering Price)
$50,000 - $99,999	0.25%	3.70%
$100,000 - $249,999	0.50%	3.45%
$250,000 - $499,999	0.85%	3.10%
$500,000 - $999,999	1.00%	2.95%
$1,000,000 +	1.50%	2.45%

     The quantity discount levels also apply on a dollar basis using a $10 unit equivalent. For example, if you purchase $50,000 up to $99,999.99, your sales charge reduction as a percentage of the public offering price will be 0.25%.

     You may aggregate unit purchases of any Nuveen Unit Investment Trust by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

•	purchases by your spouse or children under the age of 21 living in the same household, and
•	purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the primary offering period. There can be no assurance that the Sponsor will create future trusts with investment strategies similar to your Trust or that may fit within your investment parameters.

     Advisory and Fee Based Accounts. Nuveen eliminates the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Based Account”). A “Standard Account” is any account that is not a Fee Based Account.

     This discount applies during the initial offering period. Your financial professional may purchase units with the Fee Based Account CUSIP numbers to facilitate purchases under this discount, however, if you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your Trust or receive cash distributions. Nuveen reserves the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity Nuveen determines to be detrimental to a Trust. Nuveen, as Sponsor, will receive and you will pay the

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creation and development fee. See “Expenses of the Trust” in Part B of the prospectus for additional information.

     Exchange or Rollover Option. If you are buying units of your Trust in the primary market with redemption or termination proceeds from any unit trust, you may purchase units with a reduction of 1% of the public offering price. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the Trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as “Rollover Purchases.” An exchange or rollover is generally treated as a sale for federal income tax purposes. See “Tax Status” in this prospectus. Rollover Purchases are also subject to the creation and development fee.

     Employees. Nuveen does not charge the portion of the sales fee that it would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Nuveen and its affiliates, or by registered representatives of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). Please see “Distribution of Units” for more information about the portion of the sales fee that is paid to distribution firms. You pay only the portion of the fee that the Sponsor retains. Such purchases are also subject to the creation and development fee. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. Nuveen does not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Because the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, Nuveen will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase through a reinvest CUSIP (or wrap fee reinvest CUSIP in the case of wrap fee eligible units held in the fee based accounts), if available.

     Distribution of Units. Nuveen sells units to the public through broker-dealers and other firms. Nuveen pays part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid for a given transaction is as follows:

Broker-Dealer
Concession
Purchase Amount	per Unit
$0 - $49,999	3.15%
$50,000 - $99,999	2.85%
$100,000 - $249,999	2.60%
$250,000 - $499,999	2.30%
$500,000 - $999,999	2.25%
$1,000,000 +	1.80%
Rollover Purchases	2.15%

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     Broker-dealers and other firms that sell units of certain Nuveen Unit Investment Trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable Trust’s prospectus. The additional payments will be as follows. Starting at the twelfth month, eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by Nuveen in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by Nuveen:

Total Sales	Additional
During Calendar Year	Concession
$25,000,000 but less
than $50,000,000	0.025%
$50,000,000 but less
than $100,000,000	0.05%
$100,000,000 but less
than $250,000,000	0.10%
$250,000,000 but less
than $500,000,000	0.11%
$500,000,000 but less
than $1,000,000,000	0.12%
$1,000,000,000 but less
than $1,500,000,000	0.13%
$1,500,000,000 or more	0.14%

     Dealers and other selling agents will not receive a concession on the sale of units which are not subject to a transactional sales fee, but such units will be included in determining whether the above volume sales levels are met unless a dealer firm or other selling agent requests that such units are not included. Eligible dealer firms and other selling agents include clearing firms that place orders with Nuveen and provide Nuveen with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. Nuveen reserves the right to change the amount of concessions or agency commissions from time to time.

     The Sponsor may also pay to certain dealers an administrative fee for information or services used in connection with the distribution of Trust units. Such amounts will be in addition to any concessions received for the sale of units.

     When acting in an agency capacity, the Sponsor may select various broker-dealers to execute securities transactions on behalf of the Trust, which may include broker-dealers who sell units of the Trust. The Sponsor does not consider sales of units of the Trust or any other products sponsored by the Sponsor as a factor in selecting such broker-dealers.

     Other Compensation and Benefits to Broker-Dealers. The Sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of a Trust and other Nuveen products. This compensation is intended to result in additional sales of Nuveen products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Nuveen products by the intermediary or its agents, the placing of Nuveen products on a preferred or

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recommended product list, access to an intermediary’s personnel, and other factors.

     The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor may make such payments to many intermediaries that sell Nuveen products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend a Nuveen product, including your Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     Nuveen generally registers Trust units for sale in various states in the United States. Nuveen does not register Trust units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. Nuveen may reject any order for units in whole or in part.

     Nuveen may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. The gain or loss is equal to the difference between the price Nuveen pays for units and the price at which Nuveen redeems them. Nuveen may also gain or lose money when it deposits securities to create units in the amounts set forth in the “Trust Portfolio.”

     Dealers’ Profits. As set forth under “Buying Units—Public Offering Price,” the dealers will receive gross commissions equal to the specified percentages of the public offering price of the units of a Trust. In offering units of a Trust dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

     Sponsor Profits. The Sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a Trust described in the prospectus. In addition, the Sponsor may realize a profit (or sustain a loss) as of the date the Trust is created resulting from the difference between the public offering prices of the securities to the Sponsor and the cost of such securities to the Trust. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. The Sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in a Trust.

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     Market for Units. After the initial offering period, the Sponsor may maintain a market for units of a Trust offered hereby and continuously offer to purchase said units at prices, determined by the Evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The public offering price of any units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the Sponsor. If the Sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of a Trust if the supply of units exceeds demand, or for other business reasons.

SELLING UNITS

     You may sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Public offering prices are available daily on the Internet at www.nuveen.com/uit or through your financial professional. The sale price of units is often referred to as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the earlier of the end of the initial offering period or six months after the Inception Date, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. Nuveen intends to, but is not obligated to, maintain a secondary market for units. This means that if you want to sell your units, Nuveen may buy them at the current price which is based on their net asset value. Nuveen may then resell the units to other investors at the public offering price or redeem them for the redemption price. The secondary market repurchase price is generally the same as the redemption price. You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current public offering prices to determine the best price available. Nuveen may discontinue the secondary market at any time without notice. Even if Nuveen does not make a market, you will be able to redeem your units with the Trustee on any business day for the current price.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause the unitholder’s financial intermediary to redeem units through the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the Trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional

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documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

     Redemption shall be made by the Trustee no later than the seventh calendar day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Selling Units—Redemption—Computation of Offer and Redemption Price,” as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the Trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a “Distribution In Kind”) from the Trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (i) entitled to receive at least $50,000 of proceeds as part of his or her distribution or if he paid at least $50,000 to acquire the units being tendered; and (ii) the unitholder has elected to redeem at least thirty business days prior to the termination of the Trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the Trustee through the distribution of each of the securities of the Trust in book entry form to the account of the unitholder’s bank or broker-dealer at

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Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the Trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The Trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the Trustee may sell securities. The in-kind redemption option may be terminated by the Sponsor at any time. The Trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a Trust will be, and the diversity of the Trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption. After receipt of the securities, unitholders will be subject to market risk until such time as the securities are liquidated. The unitholder may incur transactional costs associated with the sale of these securities. Some of the securities received through a Distribution In Kind may be deemed illiquid. As a result, unitholders may be unable to sell such securities in the near term, if at all.

     Unitholders of the Trust that holds investment company securities who request a Distribution In-Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency declared by the Securities and Exchange Commission exists as a result of which disposal by the Trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Units may be tendered to the Trustee for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

     The Trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the public offering price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the Trustee

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receives your completed request. Rather than contacting the Trustee directly, your financial professional may also be able to redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under “Essential Information” as of the next subsequent Evaluation Time. See “Selling Units—Redemption—Computation of Offer and Redemption Price.” You pay any remaining deferred sales fee when you sell or redeem your units. The “date of tender” is deemed to be the date on which units are properly received by the Trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

     All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of securities by the Trustee at a loss. To the extent securities are sold, the size and diversity of a Trust may be reduced.

     Computation of Offer and Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a Trust. The redemption price per unit is the pro rata share of each unit in the Trust determined generally on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected; and (ii) the value of the securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The Evaluator may determine the value of the securities in a Trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System, which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (public offering prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System’s official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the Evaluator deems appropriate: (i) on the basis of the current bid price (public offering prices for primary market purchases)

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for comparable securities (unless the Evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the Evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If a Trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the Evaluator deems such prices inappropriate as a basis for valuation).

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of units for redemption. The Sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the Trustee for redemption at the redemption price by making payment therefore to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the Trustee (see “Buying Units—Public Offering Price”). Units held by the Sponsor may be tendered to the Trustee for redemption as any other units. In addition, the Sponsor may tender units for redemption that were initially allocated to the Sponsor on the Inception Date if the Sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of a Trust.

     The public offering price of any units resold by the Sponsor will be the public offering price determined in the manner provided in this prospectus (see “Buying Units—Public Offering Price”). Any profit resulting from the resale of such units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see “Buying Units—Other Compensation and Benefits to Broker-Dealers”).

     Exchange Option. You may be able to exchange your units for units of other Nuveen Unit Investment Trusts at a reduced sales fee. You may contact your financial professional or Nuveen for more information about Trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current Trusts suit your situation and to discuss tax consequences. To qualify for a reduced sales fee, you need to meet certain criteria.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s brokers’ account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in a Trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among

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DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of a Trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the Trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

INVESTMENT RISKS

     All investments involve risk. In addition to the risks described in Part A, this section elaborates on some of the risks in Part A and describes some other risks that can impact the value of the securities in the Trusts. These risks are listed alphabetically below. You should understand these risks before you invest. You could lose some or all of your investment in your Trust. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that a Trust will achieve its objective or that your investment return will be positive over any period.

     Dilution risk. The Trust Agreement authorizes the Sponsor to increase the size of a Trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in the Trust and the issuance of a corresponding number of additional units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Fixed portfolio risk. Investors should be aware that the Trusts are not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that a Trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in a Trust may also be owned by other clients of the Sponsor or the Trust’s portfolio consultant, Prospect. However, because these clients may have differing investment objectives or limitations, the Sponsor or Prospect may advise other customers to sell or short a security held in a Trust, despite its continued inclusion in the Trust.

     In the event a public tender offer is made for a security or a merger or

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acquisition is announced affecting a security, the Sponsor may instruct the Trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated by the Supervisor and Evaluator, respectively, and the Sponsor may instruct the Trustee to sell securities under certain limited circumstances, securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the Trust. The prices of single shares of each of the securities in a Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ public offering price than as a percentage of the higher-price stocks’ public offering price.

     Legislation and litigation risk. The Trusts are also subject to legislation and litigation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. Nuveen cannot predict what impact any pending, threatened or potential litigation or any bankruptcy concerns will have on the prices of the securities.

     Liquidity risk. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, the Trusts are restricted under the Investment Company Act of 1940 from selling securities to the Sponsor. The price at which the securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the securities are limited or absent.

     Market risk. Market risk is the risk that a particular security in a Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including but not limited to:

•	General securities markets movements;
•	Changes in the financial condition of an issuer or a sector;
•	Changes in perceptions about an issuer or a sector;
•	Interest rates and inflation;
•	Governmental policies and litigation; and
•	Purchases and sales of securities by the Trust.

     The Trusts’ portfolios are not managed. A Trust will not sell a security solely because the market value falls as is possible in a managed fund.

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DISTRIBUTION OF UNITS

     The Sponsor eliminates the initial and deferred sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed. However, this sales charge discount is not available unless the applicable investment professional notifies the Sponsor of a particular investor’s eligibility for the discount.

     The Sponsor may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor’s products. These arrangements will not change the price you pay for your units.

     The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into a Trust is shown in the “Notes to Portfolio” for the Trust.

     Public Distribution of Units. During the initial offering period, units of a Trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The Sponsor intends to qualify units of a Trust for sale in a number of states, but does not register units for sale in any foreign country. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

TRUST ADMINISTRATION

     Distributions to Unitholders. Income received by a Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the Trust will prorate distributions on an annual basis (“Income Averaging”), then income received by the Trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the Trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all

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dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The Trustee will periodically deduct from the Income Account of a Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of units.

     The Trust. Your Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created the Trust under a Trust Agreement between Nuveen Securities, LLC (as depositor/Sponsor), Nuveen Fund Advisors, LLC (as Evaluator and Supervisor) and The Bank of New York Mellon (as Trustee). To create the Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of the Trust to the Sponsor. Each unit represents an undivided interest in the assets of the Trust. These units remain outstanding until redeemed or until the Trust terminates. At the close of the New York Stock Exchange on the Trust’s Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10 or some other round number such as $100 or $1,000. The number of units and fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

     Changes to Your Portfolio. Your Trust is not a managed fund. The portfolio will not be modified to follow any investment strategy or changes to the investment strategy. Unlike a managed fund, Nuveen designed your portfolio to remain relatively fixed after its inception. Your Trust will generally buy and sell securities: to pay expenses, to issue additional units or redeem units, or in limited circumstances as set forth below. Specifically, the Trust Agreement provides that the Supervisor may (but need not) direct the Trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code, the price of a

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security has declined to such an extent or other such credit factors exist so that in the opinion of the Supervisor the sale of such securities is necessary to maintain the sound investment character of a Trust, or the sale of such securities is necessary or advisable to maintain the qualification of a Trust as a regulated investment company or provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excess taxes on a Trust or on undistributed income in a Trust. The proceeds from the sale of any securities will not be used to purchase any additional securities.

     Your Trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, a Trust may either sell the security, sell the security received as a result of the tender offer or merger or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If a Trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     Nuveen will increase the size of a Trust as it sells units. When Nuveen creates additional units, it will seek to replicate the existing portfolio. When a Trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time Nuveen creates units and the time a Trust buys the securities. When a Trust buys or sells securities, Nuveen may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with a Trust. Nuveen will not select firms to handle these transactions on the basis of their sale of units of a Trust. Nuveen cannot guarantee that a Trust will keep its present size and composition for any length of time.

     Unitholders will not be able to dispose of or vote any of the securities in a Trust. As the holder of the securities, the Trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such Trust. However, the Trustee may not be able to vote the securities in a Trust that are traded on foreign exchanges.

     Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (“Failed Contract Security”), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the “Replacement Security”) which has been selected by the Sponsor out of funds held by the Trustee. Purchases of Replacement Securities will be made subject to the following conditions:

•	The Replacement Securities will be securities as originally selected for a Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities which the Sponsor determines to be similar in

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character as securities originally selected for the Trust;
•	The purchase of the Replacement Securities will not adversely affect the federal income tax status of a Trust;
•	The public offering price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security; and
•	The Replacement Securities will be purchased within 30 days after the failed deposit of the Failed Contract Security.

     Any contract to deliver Trust securities may not exceed 120 days from the effective date of a Trust’s registration statement.

     Amending the Trust Agreement. The Sponsor and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in your Trust without your consent. Investors owning two-thirds of the units in a Trust may vote to change this agreement.

     Termination of the Trust. Your Trust will terminate on the termination date set forth under “Essential Information” for the Trust. The Trustee may terminate the Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of the Trust may create an undue burden on your investment. Investors owning two-thirds of the units in your Trust may also vote to terminate your Trust early. The Trustee will liquidate your Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales fee that you paid.

     The Trustee will notify you of any termination and sell any remaining securities. At termination of a Trust, the Sponsor reserves the right to sell securities over a period of up to nine (9) business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the Trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     The Sponsor. The Sponsor of your Trust is Nuveen Securities, LLC. The Sponsor is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Sponsor is organized as a limited liability company under the laws of the State of Delaware. The Sponsor is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The principal office of the Sponsor is located at 333 West Wacker Drive, Chicago, IL 60606. The Sponsor is a direct, wholly-owned

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subsidiary of Nuveen Investments, Inc. Nuveen Investments, Inc. is owned by Teachers Insurance and Annuity Association of America.

     If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (i) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the Trust Agreement and liquidate a Trust as provided therein; or (iii) continue to act as Trustee without terminating the Trust Agreement.

     The Sponsor and your Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

     The Supervisor and the Evaluator. Nuveen Fund Advisors, LLC serves as Evaluator and Supervisor. Nuveen Fund Advisors, LLC is an affiliate of the Sponsor and, as a result, a potential conflict of interest may exist. The Evaluator and Supervisor may resign or be removed by the Sponsor or, if no Sponsor is acting, the Trustee, in which event the Sponsor or, if no Sponsor is acting, the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator or Sponsor no successor has accepted appointment within thirty days after notice of resignation, the Evaluator or Sponsor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each unitholder. As Evaluator, Nuveen Fund Advisors, LLC utilizes the Trustee to perform certain evaluation services.

     The Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. You may contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its Unit Investment Trust Division offices. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of your Trust. In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a Trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall

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keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in a Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a Trust.

     Under the Trust Agreement, the Trustee or any successor Trustee may resign and be discharged of a Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor Trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor Trustee promptly. If, upon such resignation, no successor Trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with cause, and appoint a successor Trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise Trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     Portfolio Consultant. Prospect has been selected by the Sponsor to serve as the portfolio consultant for each Trust. As portfolio consultant, Prospect will assist the Sponsor with the selection of each Trust’s portfolio. For its service as portfolio consultant, Prospect may be paid by each Trust a fee of 0.18% of the aggregate value of sales made during the primary offering period. Neither the Sponsor nor the portfolio consultant manage the Trust.

     The portfolio consultant is not an affiliate of the Sponsor. The portfolio consultant may use the list of securities included in a Trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in your Trust. The portfolio consultant, on behalf of other clients, may sell or sell short securities included in the Trust in the event their portfolio objectives or constraints call for such an action. This may have an adverse effect on the prices of the securities included in your Trust. This also may have an impact on the price your Trust pays for the securities and the price received upon unit redemptions or Trust termination. The portfolio consultant may act as agent or principal in connection with the purchase and sale of securities, including the securities included in your Trust. The portfolio consultant’s research department may receive compensation based on commissions generated by research and/or sales of units.

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     You should note that the selection criteria was applied to the securities for inclusion in your Trust prior to the Inception Date. After this time, the securities included in your Trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from your Trust. In offering the units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual securities but rather the entire pool of securities in your Trust, taken as a whole, which are represented by the units.

     Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

     The Portfolio Support and License Agreement dated March 23, 2016, as amended (the “Consulting Agreement”) between Prospect and Sponsor that establishes the relationship between Sponsor and Prospect as the portfolio consultant of the Trust, provides that the determinations made by Prospect shall be made in good faith upon the basis of the best information available to it, provided, however, that Prospect shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations set forth in the Consulting Agreement.

EXPENSES OF THE TRUST

     The Sponsor does not charge your Trust an annual management fee. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in a Trust. The Supervisor receives an annual fee

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as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for your Trust (the “Supervisory Fee”). In providing such supervisory services, the Supervisor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided in Part A of the prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for your Trust (the “Bookkeeping and Administrative Fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the Evaluator may also receive an annual fee for performing evaluation services for your Trust (the “Evaluator’s Fee”).

     In addition, your Trust may be charged a licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research, specifically, each Trust pays a licensing fee to Prospect for the use of trademarks, trade names or other intellectual property owned by Prospect. The licensing fee received by Prospect is equal to 0.07% of the aggregate value of sales made during the primary offering period.

     Your Trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by a Trust in purchasing and selling securities.

     The Trustee receives for its services that fee set forth in Part A of the prospectus. The Trustee’s fee, which is paid monthly, is based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator’s Fee are paid monthly and are based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to a Trust is expected to result from the use of these funds.

     In addition, the Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator’s Fee and the Trustee’s Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent” since the establishment of your Trust. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation

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services, such individual fees may exceed the actual costs of providing such services for your Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Nuveen is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the Trustee may reimburse the Sponsor out of its own assets for services performed by employees of the Sponsor in connection with the operation of your Trust.

     Your Trust will also pay a fee to the Sponsor for creating and developing the Trust, including determining the Trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. The Trust pays this “creation and development fee” as a fixed dollar amount at the close of the initial offering period. The Sponsor does not use the fee to pay distribution expenses.

     The following additional charges are or may be incurred by a Trust: (i) fees for the Trustee’s extraordinary services; (ii) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the unitholders; (v) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the Trust Agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of a Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.

     Your Trust shall also bear the expenses associated with updating the Trust’s registration statement and maintaining registration or qualification of the units and/or the Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees.

PORTFOLIO TRANSACTION AND BROKERAGE ALLOCATION

     When a Trust sells securities, the composition and diversity of the securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary

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for the Supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a Trust’s portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of units.

TAX STATUS

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. Your Trust intends to qualify as a “regulated investment company” under the federal tax laws. If your Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. An adverse federal income tax audit of a partnership that a Trust invests in could result in the Trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Trust’s distributions into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your Trust may make distributions that represent a return of capital for tax purposes, which are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional units or receive

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them in cash. The income from your Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from a Trust may also be subject to a 3.8% “Medicare tax”. This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by your Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

     Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gain dividends may be attributable to a Trust’s investment in master limited partnerships, which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in the REITs included in the Trust) is taxed at a maximum stated tax rate of 25%, rather than the rates set forth above. In the case of capital gain dividends, the determination of which portion of a capital gain dividend, if any, is subject to the 25% or 28% tax rate will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “Medicare tax” described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats

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certain capital gains as ordinary income in special situations.

     Ordinary income dividends received by an individual unitholder from a regulated investment company such as your Trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your Trust will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

     In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem units or when your Trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

     Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

     Foreign Tax Credit. If your Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

     Investments in Certain Foreign Corporations. If your Trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your Trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The Trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares,

B–26

and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your Trust that are properly reported by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. Distributions from a Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met. Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018.

EXPERTS

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Trusts. Dorsey & Whitney LLP, 51 West 52nd Street, New York, New York 10019, acts as counsel for the Trustee.

     Independent Registered Public Accounting Firm. KPMG LLP, 200 East Randolph Street, Suite 5500, Chicago, Illinois 60601, independent registered public accounting firm, audited the statements of financial condition including the Trust portfolios included in this prospectus.

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PROSPECTUS

November 21, 2016

Nuveen Unit Investment Trust, Series 171

Nuveen Prospect Energy and Power Income Portfolio, 4Q 2016

Nuveen Prospect Income Finance Portfolio, 4Q 2016

Nuveen Securities, LLC

CONTENTS
Overview	2
Term	2
Nuveen Prospect Energy and Power Income
Portfolio, 4Q 2016	2
Investment Objective	2
Principal Investment Strategy	2
Principal Risks	4
Essential Information	8
Fee Table	9
Example	10
Taxes	10
Distributions	11
Purchase and Redemption of Units	12
Trust Portfolio	13
Nuveen Prospect Income Finance
Portfolio, 4Q 2016	15
Investment Objective	15
Principal Investment Strategy	15
Principal Risks	16
Essential Information	26
Fee Table	26
Example	28
Taxes	28
Distributions	28
Purchase and Redemption of Units	30
Trust Portfolio	31
Report of Independent Registered
Public Accounting Firm	33
Statements of Financial Condition	34
Prospectus Part B	B–1
Organization	B–1
Units	B–1
Buying Units	B–1
Selling Units	B–8
Investment Risks	B–13
Distribution of Units	B–15
Trust Administration	B–15
Expenses of the Trust	B–21
Portfolio Transaction and Brokerage Allocation	B–23
Tax Status	B–24
Experts	B–27

Visit our website:
http://www.nuveen.com/uit

Call Nuveen Securities, LLC:
(312) 917-7700

Call The Bank of New York Mellon:
(800) 428-8890

Additional Information
This prospectus does not contain all information filed with the Securities Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section
Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR
Database)
Call:	202-551-8090 (only for information
on the operation of the Public
Reference Section)

Nuveen Unit Investment Trust, Series 171
Securities Act file number: 333-213530
Investment Company Act file
number: 811-08103

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.	Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
Chubb Limited/81900065	$25,000,000

B.	This amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm

and Counsel as indicated

Exhibits as listed on the List of Exhibits

Signatures

The Registrant, Nuveen Unit Investment Trust, Series 171 hereby identifies Nuveen Unit Investment Trust, Series 133 Nuveen Unit Investment Trust, Series 134; Nuveen Unit Investment Trust, Series 135; Nuveen Unit Investment Trust, Series 136; Nuveen Unit Investment Trust, Series 137; Nuveen Unit Investment Trust, Series 139; Nuveen Unit Investment Trust, Series 140; Nuveen Unit Investment Trust, Series 141; Nuveen Unit Investment Trust, Series 142; Nuveen Unit Investment Trust, Series 143; Nuveen Unit Investment Trust, Series 144; Nuveen Unit Investment Trust, Series 145; Nuveen Unit Investment Trust, Series 146; Nuveen Unit Investment Trust, Series 147; Nuveen Unit Investment Trust, Series 148; Nuveen Unit Investment Trust, Series 149; Nuveen Unit Investment Trust, Series 150; Nuveen Unit Investment Trust, Series 154; Nuveen Unit Investment Trust, Series 163 for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Investment Trust, Series 171 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 21st day of November, 2016

NUVEEN UNIT INVESTMENT TRUST, SERIES 171

(Registrant)

By NUVEEN SECURITIES, LLC

(Depositor)

By   /s/ John Browning

John Browning, Managing Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title		Date
		) ) ) )	By:	/s/ John Browning John Browning Attorney-in-Fact
Margo L. Cook*	Co-Chief Executive Officer of Nuveen Securities, LLC	) ) ) )		November 21, 2016
William Adams IV*	Co-Chief Executive Officer of Nuveen Securities, LLC	) ) ) )		November 21, 2016
Sherri A. Hlavacek*	Chief Financial Officer of Nuveen Securities, LLC	) ) ) )		November 21, 2016
Sherri A. Hlavacek*	Corporate Controller of Nuveen Securities, LLC	) ) ) )		November 21, 2016
Nuveen Investments, Inc. Lucas A. Satre* Senior Vice President	Sole and Managing Member of Nuveen Securities, LLC	) ) ) ) ) )		November 21, 2016

_______________________

*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Nuveen Unit Investment Trust, Series 142 on May 4, 2016.

Consent of Independent Registered Public Accounting Firm

The consent of KPMG LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust. (Reference is made to Exhibit 1.1.1 to amendment no. 2 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 133 (File No. 333-210180) filed on May 10, 2016.)
2.1	Code of Ethics. (Reference is made to Exhibit 2.1 to amendment no. 2 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 133 (File No. 333-210180) filed on May 10, 2016.)
3.1	Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement.
3.2	Opinion of counsel as to the Trustee and the Trusts, including a consent to the use of its name in the Registration Statement.
4.1	Consent of Independent Registered Public Accounting Firm.
6.0	Powers of Attorney authorizing William Adams IV, Mark Czarniecki and John Browning, among others, to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 142 (File No. 333-211123) filed on May 4, 2016).
6.1	Secretary’s Certificate certifying resolutions that authorize William Adams IV, Mark Czarniecki and John Browning, among others, to execute the Registration Statement pursuant to Powers of Attorney. (Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 142 (File No. 333-211123) filed on May 4, 2016).